

August 3, 2015

Via E-mail
Stephen E. Riffee
Executive Vice President and Chief Financial Officer
Washington Real Estate Investment Trust
1775 Eye Street, NW
Suite 1000
Washington, DC 20006

> Re: **Washington Real Estate Investment Trust**
> **Form 10-K**
> **Filed March 2, 2015**
> **File No. 001-06622**

Dear Mr. Riffee:

We have reviewed your filing and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to this comment, we may have additional comments.

Part I, page 4

Our Portfolio, page 5

1. We note your lease expiration table at the top of page 6. In future Exchange Act periodic reports, please provide this disclosure for 10 years and provide separate disclosure for your retail and office properties or advise.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Stacie Gorman at (202) 551-3585 or me at (202)551-3233 with any other questions.

Sincerely,

/s/ Tom Kluck

Tom Kluck
Legal Branch Chief